DC
No Act
P.E. 12-12-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07043121

January 29, 2007

Richard Russo
Gibson, Dunn & Crutcher LLP
1801 California Street, Suite 4100
Denver, CO 80202-2641

Act: 1934
Section: 14A8
Rule:
Public
Availability: 1/29/2007

Re: CSK Auto Corporation
Incoming letter dated December 12, 2006

Dear Mr. Russo:

This is in response to your letters dated December 12, 2006 and January 24, 2007 concerning the shareholder proposal submitted to CSK by Karsch Capital Management, LP. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 2 4 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Michael Karsch
Karsch Capital Management, LP
110 East 59th Street, 22nd Floor
New York, NY 10022

PROCESSED
FEB 0 6 2007
THOMSON
FINANCIAL

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1801 California Street, Suite 4100 Denver, Colorado 80202-2641
(303) 298-5700
www.gibsondunn.com
RRusso@gibsondunn.com

December 12, 2006

Direct Dial
(303) 298-5715
Fax No.
(303) 313-2838

Client No.
C 18591-00001

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of Karsch Capital Management, L.P.*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, CSK Auto Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2006 Annual Stockholders Meeting (collectively, the "2006 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from Karsch Capital Management, L.P. (the "Proponent"). As a result of its pending financial restatement, the Company has not yet held the Annual Meeting that would otherwise have been held in June 2006. The Company currently does not anticipate holding the 2006 Annual Stockholders Meeting before March of 2007.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2006 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not held the Company's securities for at least one year by the date the Proposal was submitted.

THE PROPOSAL

The Proposal requests that the Company put itself up for sale immediately after the company completes the restatement of its financial statements and becomes current with SEC reporting obligations. A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials on the basis described below.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f) Because The Proponent Has Not Held the Company's Common Stock for At Least One Year.

The Company believes that it may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f) because the Proponent did not, and cannot, substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b) sets forth who is eligible to submit a stockholder proposal. The rule provides that, to be eligible, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities for at least one year by the date the proposal was submitted. Here, although the Proponent is a holder of 9.3% of the Company's outstanding common stock, the Proponent expressly acknowledges in the cover letter that accompanied the proposal that the Proponent had not held such shares for at least one year as of the date the Proponent submitted the Proposal. *See* Exhibit A. Moreover, the Proponent similarly stated that it had owned the Company's shares for less than one year in a Schedule 13D/A filed on October 24, 2006. *See* Exhibit B.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide evidence of his eligibility under Rules 14a-8(b) and (f)(1). *See General Motors Corp.* (avail. Mar. 6, 2005); *AT&T Corp.* (avail. Jan. 18, 2005); *DTE Energy Co.* (avail. Jan. 12, 2005); *Intel Corp.* (avail.

Jan. 29, 2004); *Motorola, Inc.* (avail. Sept. 28, 2001). In addition, the Company need not have notified the Proponent of this procedural deficiency because the Proponent could not cure this deficiency. As explained in Staff Legal Bulletin No. 14 (July 13, 2001), "[t]he company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied," including where "the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal".

For these reasons, we believe that the Company may exclude the Proposal from the 2006 Proxy Materials under Rule 14a-(f) and Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (303) 298-5715 or Randi V. Morrison, Senior Vice President, General Counsel & Secretary, at (602) 631-7139.

Sincerely,

Richard Russo

RR/acf
Enclosures

cc: Randi V. Morrison, CSK Auto Corporation
Michael Karsch, Karsch Capital Management, L.P.

Exhibit A

Karsch Capital Management

Via Federal Express

October 23, 2006

CSK Auto Corporation
c/o Legal Department, Randi V. Morrison
Attention: Board of Directors
645 East Missouri Avenue, Suite 400
Phoenix, AZ 85012

To The Board of Directors of CSK Auto Corporation ("CSK Auto" or the "Company"):

Karsch Capital Management, LP[1], as a holder of 9.3% of the outstanding common stock of CSK Auto's common stock, has attached a formal proposal that we believe, subject to the bolded text below, should be considered by stockholders at the Company's next stockholders meeting and included in the proxy materials to be disseminated by the Company. Essentially, we propose that the Company put itself up for sale immediately after the Company completes the restatement of its financial statements and becomes current with SEC reporting obligations. For confirmation of ownership, we enclose a copy of our Schedule 13D filed with the Securities and Exchange Commission on October 10, 2006, as amended.

We want to emphasize that this letter is not being written to antagonize the Board. Our October 9, 2006 letter states our views and they have not changed. We believe that the views of the Company's most important constituency – its stockholders – be obtained concerning the Company's future and alternatives to maximizing stockholder value. Moreover, given the provisions of CSK Auto's bylaws regarding advanced notice of stockholder proposals, we wanted to give the Company early notification of our proposal.

Since we have not spoken to any members of management or the Board of Directors after sending our letter of October 9, 2006, we do not know the Board's current views. **However, if the Board has already decided, or decides, to put the Company up for sale, there would be no need to have this proposal included in the next proxy.**

We hope that the Board has already decided to take the steps to solicit offers for the sale of the Company upon the availability of its restated financial statements, but if not, we urge the Board to include our proposal in the Company's proxy materials for the next meeting of stockholders.

We have not held our shares of CSK Auto common stock for at least one year as required by Rule 14a-8 under the Securities Exchange Act of 1934 to qualify to have our proposal included in the Company's proxy materials. Our intent is to continue ownership of the shares through the date of the Company's next annual or special meeting of stockholders. However, since the Company has not held an annual meeting for nearly 16 months, we reserve the right to change our intent or position if the Company fails to restate its financial statements and hold its annual meeting within reasonable time.

---

[1] Karsch Capital Management, LP ("KCM"), a Delaware limited partnership, is an investment adviser registered under the Investment Advisers Act of 1940, as amended. KCM acts as a management company to two domestic funds and acts as an investment manager to two offshore funds based in the Cayman Islands. KCM also acts as an investment adviser to several managed accounts.

110 East 59th Street, 22nd Floor, New York, New York 10022

We are also aware of the provisions of the Company's bylaws that require stockholder proposals to be submitted to the Company "no later than the close of business on the 120th day prior to the upcoming annual meeting." This advanced notice provision may not be an issue depending on the date the Board plans to schedule the Company's next annual meeting of stockholders. However, because the Company has not held an annual meeting of stockholders since June 16, 2005, we believe that pursuant to Rule 14a-8(e)(2), stockholders have reasonable time to submit proposals and that submitting this proposal at this time provides the Company with reasonable notice. In any event, we request that the Board overlook any procedural issues and elicit the views of the Company's stockholders with respect to the future of the Company by including our proposal in the Company's proxy materials for its next annual meeting of stockholders. Given the magnitude of our financial stake in the Company and the reasonableness of our request, we expect that the Board would make this decision.

If the Board feels that it cannot overlook the requirements of Rule 14a-8 and chooses not to include our proposal, we urge the Board to include any similar proposal(s) if submitted by stockholder(s) who meet the requirements of Rule 14a-8.

Sincerely,

Michael A. Karsch

Michael Karsch

Proposal – Stockholder Proposal Relating to A Merger or Sale of the Company

RESOLVED, that the stockholders of CSK Auto Corporation (the "Company") hereby request that immediately upon completion of its restated financial statements, the Company engage a leading investment banking firm qualified in the Company's business segment to solicit offers for the sale or merger of the Company.

Supporting Statement

The purpose of this proposal is to provide stockholders with the opportunity to advise the Board of Directors of their concerns regarding the Company's strategic direction and to express stockholders' desire to realize the full value of their investment. We, as the owner of 9.3% of the Company's common stock, believe that the Company has significantly underperformed since its IPO, and that the Company must put itself up for sale immediately after the Company completes the restatement of its financial statements and becomes current with SEC reporting obligations. Our beliefs are based on several factors, including:

- The Company's stock price was trading more than 25% below its IPO price of March 12, 1998 through October 6, 2006 (the last trading day before we sent our initial letter to the Board), while the S&P 500, the Russell 2000 and the S&P 600 Retailing Index have appreciated more than 40%, 70% and 70% respectively, during the same period;

- Comparable public companies in the Company's business segment have (including dividend returns) outperformed both the Company and above indices in the same period *(e.g.*, over 200% increase by AutoZone, over 370% increase by O'Reilly Automotive and over 145% increase by Advance Auto Parts (since trading publicly), exemplifying the inefficiency of Company management; and

- The Board is charged with overseeing management's results and setting corporate policy. On the first account, the stock has declined since nearly all of the Board members have joined the Company. Importantly, many of the members of the Board presided over the accounting probes and/or the near bankruptcy of the Company in 2000.

We believe strategic buyers would be interested in the Company given its strong asset base, including a leading presence in critical markets like California, and the opportunity to replicate historical success in generating significant synergies with other acquired Do It Yourself (DIY) auto parts retailers. Additionally, we believe financial buyers would be attracted to the Company given their historical success in this industry segment, which is predictable and generates high returns, high margins and substantial free cash flow.

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CSK Auto Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

125965103
(CUSIP Number)

Michael A. Karsch
c/o Karsch Capital Management, LP
110 East 59th Street
22nd Floor
New York, NY 10022
(212) 507-9782

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125965103

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		Karsch Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) |_| (b) |_|
3	SEC USE ONLY		
4	SOURCE OF FUNDS* AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	4,082,730
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	4,082,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON		4,082,730
12	CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		9.3%
14	TYPE OF REPORTING PERSON*		PN, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 125965103

1 NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		Karsch Management GP, LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) |_| (b) |_|
3 SEC USE ONLY		
4 SOURCE OF FUNDS* AF		
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		|_|
6 CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7 SOLE VOTING POWER	0
	8 SHARED VOTING POWER	4,082,730
	9 SOLE DISPOSITIVE POWER	0
	10 SHARED DISPOSITIVE POWER	4,082,730
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON		4,082,730
12 CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		|_|
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		9.3%
14 TYPE OF REPORTING PERSON*		OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 125965103

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Michael A. Karsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_| (b) |_|
3	SEC USE ONLY	
4	SOURCE OF FUNDS* AF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	4,082,730
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	4,082,730

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON	4,082,730
12	CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.3%
14	TYPE OF REPORTING PERSON*	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

This Amendment No. 1 ("Amendment") amends the Schedule 13D filed on October 10, 2006 (the "Schedule 13D") by Karsch Capital Management, LP ("Karsch Capital"), Karsch Management GP, LLC and Michael A. Karsch (collectively, the "Reporting Persons") relating to the shares of common stock, par value $.01 per share, of CSK Auto Corporation, a Delaware corporation (the "Issuer"), in the following respects only:

ITEM 4. PURPOSE OF TRANSACTION.

The securities of the Issuer covered by this Schedule 13D (the "Shares") were originally acquired by Karsch Capital for purposes of investment in the ordinary course of its business. Subsequently, Karsch Capital reevaluated the role it intended to play with respect to the Issuer and has had a discussion with management and a member of the Board of Directors of the Issuer (the "Board") concerning various operational and financial aspects of the Issuer and various ways of maximizing stockholder value. Karsch Capital believes that the Shares are undervalued at their current market level and that the Issuer should actively pursue a sale of the entire company once it has completed its pending restatement of certain of its past financial statements and becomes current with its SEC reporting obligations. Karsch Capital communicated that view to the Board by letter dated October 9, 2006 which is attached to this Schedule 13D as Exhibit 2.

On October 23, 2006, Karsch Capital sent a second letter to the Board requesting that the Issuer include in its proxy materials for the next annual meeting of stockholders a proposal that the company immediately hire an investment banking firm to pursue a sale of the Issuer. While Karsch Capital acknowledges that it has not held the Shares for more than one year such that it would be entitled to have its proposal included in the Issuer's proxy materials, it requests that the Board include the proposal in the Issuer's proxy materials voluntarily. A copy of the letter dated October 23, 2006 from Karsch Capital to the Board is attached to this Schedule 13D as Exhibit 3.

From time to time Karsch Capital, its management and representatives may have other discussions with members of the Board, or with management, the full Board and other stockholders of the Issuer concerning operational and financial aspects of the Issuer and various ways of maximizing stockholder value. In addition, Karsch Capital may make additional proposals to the Board, seek to change the composition of and/or seek representation on the Board and solicit proxies or written consents from other stockholders of the Issuer.

Karsch Capital intends to review on a continuing basis its investment in the Issuer and its business, prospects and financial condition. Based on such continuing review, alternative investment opportunities available to Karsch Capital and all other factors deemed relevant, including, without limitation, the market for and price of the Shares, offers for the Shares, general economic conditions and other future developments, Karsch Capital may decide to sell or seek the sale of all or part of the Shares or to increase its holdings of in the Common Stock of the Issuer, engage in short selling of, or in hedging or similar transactions with respect to, the Shares and/or otherwise change its intention with respect to any and all matters referred to in this Item 4.

Except for the actions referred to in the preceding paragraphs of this Item, Karsch Capital currently has no plans or proposals that would relate to or result in of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is hereby amended and restated as follows:

Exhibit 1 - Joint Filing Agreement (incorporated by reference to 1 of the Schedule 13D)

Exhibit 2 - Letter dated October 9, 2006 from Karsch Capital to the Board of Directors of CSK Auto Corporation (incorporated by reference to Exhibit 2 of the Schedule 13D)

Exhibit 3 - Letter dated October 23, 2006 from Karsch Capital to the Board of Directors of CSK Auto Corporation

S I G N A T U R E S

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 24, 2006

KARSCH CAPITAL MANAGEMENT, LP
By: Karsch Management GP, LLC
General Partner

By: /s/ Michael A. Karsch

Michael A. Karsch
Managing Member

KARSCH MANAGEMENT GP, LLC

By: /s/ Michael A. Karsch

Michael A. Karsch
Managing Member

/s/ Michael A. Karsch

Michael A. Karsch

Exhibit 3

Via Federal Express

October 23, 2006

CSK Auto Corporation
c/o Legal Department, Randi V. Morrison
Attention: Board of Directors
645 East Missouri Avenue, Suite 400
Phoenix, AZ 85012

To The Board of Directors of CSK Auto Corporation ("CSK Auto" or the "Company"):

Karsch Capital Management, LP(1), as a holder of 9.3% of the outstanding common stock of CSK Auto's common stock, has attached a formal proposal that we believe, subject to the bolded text below, should be considered by stockholders at the Company's next stockholders meeting and included in the proxy materials to be disseminated by the Company. Essentially, we propose that the Company put itself up for sale immediately after the Company completes the restatement of its financial statements and becomes current with SEC reporting obligations. For confirmation of ownership, we enclose a copy of our Schedule 13D filed with the Securities and Exchange Commission on October 10, 2006, as amended.

We want to emphasize that this letter is not being written to antagonize the Board. Our October 9, 2006 letter states our views and they have not changed. We believe that the views of the Company's most important constituency - its stockholders - be obtained concerning the Company's future and alternatives to maximizing stockholder value. Moreover, given the provisions of CSK Auto's bylaws regarding advanced notice of stockholder proposals, we wanted to give the Company early notification of our proposal.

Since we have not spoken to any members of management or the Board of Directors after sending our letter of October 9, 2006, we do not know the Board's current views. **HOWEVER, IF THE BOARD HAS ALREADY DECIDED, OR DECIDES, TO PUT THE COMPANY UP FOR SALE, THERE WOULD BE NO NEED TO HAVE THIS PROPOSAL INCLUDED IN THE NEXT PROXY.**

We hope that the Board has already decided to take the steps to solicit offers for the sale of the Company upon the availability of its restated financial statements, but if not, we urge the Board to include our proposal in the Company's proxy materials for the next meeting of stockholders.

We have not held our shares of CSK Auto common stock for at least one year as required by Rule 14a-8 under the Securities Exchange Act of 1934 to qualify to have our proposal included in the Company's proxy materials. Our intent is to continue ownership of the shares through the date of the Company's next annual or special meeting of stockholders. However, since the Company has not held an annual meeting for nearly 16 months, we reserve the right to change our intent or position if the Company fails to restate its financial statements and hold its annual meeting within reasonable time.

We are also aware of the provisions of the Company's bylaws that require stockholder proposals to be submitted to the Company "no later than the close of business on the 120th day prior to the upcoming annual meeting." This advanced notice provision may not be an issue depending on the date you plan to schedule the Company's next annual meeting of stockholders. However, because the Company has not held an annual meeting of stockholders since June 16, 2005, we believe that pursuant to Rule 14a-8(e)(2), stockholders have reasonable time to submit proposals and that submitting this proposal at this time provides the Company with reasonable notice. In any event, we request that the Board overlook any procedural issues and elicit the views of the Company's stockholders with respect to the future of the Company by including our proposal in the Company's

---

(1) Karsch Capital Management, LP ("KCM"), a Delaware limited partnership, is an investment adviser registered under the Investment Advisers Act of 1940, as amended. KCM acts as a management company to two domestic funds and acts as an investment manager to two offshore funds based in the Cayman Islands. KCM also acts as an investment adviser to several managed accounts.

proxy materials for its next annual meeting of stockholders. Given the magnitude of our financial stake in the Company and the reasonableness of our request, we expect that the Board would make this decision.

If the Board feels that it cannot overlook the requirements of Rule 14a-8 and chooses not to include our proposal, we urge the Board to include any similar proposal(s) if submitted by stockholder(s) who meet the requirements of Rule 14a-8.

Sincerely,

Michael Karsch

Proposal - Stockholder Proposal Relating to
A Merger or Sale of the Company

RESOLVED, that the stockholders of CSK Auto Corporation (the "Company") hereby request that immediately upon completion of its restated financial statements, the Company engage a leading investment banking firm qualified in the Company's business segment to solicit offers for the sale or merger of the Company.

SUPPORTING STATEMENT

The purpose of this proposal is to provide stockholders with the opportunity to advise the Board of Directors of their concerns regarding the Company's strategic direction and to express stockholders' desire to realize the full value of their investment. We, as the owner of 9.3% of the Company's common stock, believe that the Company has significantly underperformed since its IPO, and that the Company must put itself up for sale immediately after the Company completes the restatement of its financial statements and becomes current with SEC reporting obligations. Our beliefs are based on several factors, including:

- The Company's stock price was trading more than 25% below its IPO price of March 12, 1998 through October 6, 2006 (the last trading day before we sent our initial letter to the Board), while the S&P 500, the Russell 2000 and the S&P 600 Retailing Index have appreciated more than 40%, 70% and 70% respectively, during the same period;

- Comparable public companies in the Company's business segment have (including dividend returns) outperformed both the Company and above indices in the same period (e.g., over 200% increase by AutoZone, over 370% increase by O'Reilly Automotive and over 145% increase by Advance Auto Parts (since trading publicly), exemplifying the inefficiency of Company management; and

- The Board is charged with overseeing management's results and setting corporate policy. On the first account, the stock has declined since nearly all of the Board members have joined the Company. Importantly, many of the members of the Board presided over the accounting probes and/or the near bankruptcy of the Company in 2000.

We believe strategic buyers would be interested in the Company given its strong asset base, including a leading presence in critical markets like California, and the opportunity to replicate historical success in generating significant synergies with other acquired Do It Yourself (DIY) auto parts retailers. Additionally, we believe financial buyers would be attracted to the Company given their historical success in this industry segment, which is predictable and generates high returns, high margins and substantial free cash flow.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
RRusso@gibsondunn.com

January 24, 2007

Direct Dial
(303) 298-5715

Fax No.
(303) 313-2838

Client No.
C 18591-00001

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Supplemental Letter Regarding Stockholder Proposal of Karsch Capital Management, L.P.*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter supplements my letter dated December 12, 2006, requesting that the staff of the Securities and Exchange Commission concur that our client, CSK Auto Corporation (the "Company"), may omit from its proxy statement and form of proxy for its 2006 Annual Stockholders Meeting a stockholder proposal and a statement in support thereof (the "Proposal") received from Karsch Capital Management, L.P. (the "Initial Request").

The Initial Request stated that the Company did not anticipate holding the 2006 Annual Stockholders Meeting before March of 2007 due to its pending financial restatement. As the Company is still in the process of restating its financial statements for prior years due to certain previously disclosed financial irregularities and now expects that it would not be able to hold its 2006 Annual Stockholders Meeting until April 2007, at the earliest, and not significantly before it would be prepared to hold its 2007 Annual Stockholders Meeting, it does not anticipate holding a 2006 Annual Stockholders Meeting. As the timing of any meeting and the designation of that meeting remains uncertain, the references in the Initial Request to the 2006 Annual Stockholders Meeting and the 2006 Proxy Materials should be deemed to refer to the "next stockholders meeting" held by the Company and the Proxy Materials applicable to that meeting, which corresponds to the wording used in the Proposal.

If we can be of assistance in this matter, please do not hesitate to call me at (303) 298-5715 or Randi V. Morrison, Senior Vice President, General Counsel & Secretary, at (602) 631-7139.

Sincerely,

Richard Russo /EAS

Richard Russo

cc: Randi V. Morrison, CSK Auto Corporation
Michael Karsch, Karsch Capital Management, L.P.

100152147_2.DOC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END

January 29, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: CSK Auto Corporation
Incoming letter dated December 12, 2006

The proposal requests that the company engage an investment banking firm to solicit offers for the sale or merger of the company.

There appears to be some basis for your view that CSK may exclude the proposal under rule 14a-8(f). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if CSK omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Ted Yu
Special Counsel